UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Primco Management, Inc.
(Name of Issuer)

Common Stock

CUSIP # 74164Q 20 8

July 24, 2013

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74164Q 20 8	13G	Page 1 of 4

1.	Name of Reporting Person: WHC Capital, LLC.

I.R.S. Identification No. of Above Person (entities only): 46-1255766

2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Owned by Each Reporting Person With
		5.	Sole Voting Power 40,000,000*

		6.	Shared Voting Power ___________

		7.	Sole Dispositive Power 40,000,000*

		8.	Shared Dispositive Power ___________

*Consists of common stock which the reporting person has the right to acquire by way of conversion of a security.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,000,000* Consists of common stock which the reporting person has the right to acquire by way of conversion of a security.

10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 9.532% (Based on the total of 419,616,689) outstanding shares of common stock.

12.	Type of Reporting Person CO

CUSIP No. 74164Q 20 8	13G	Page 2 of 4

ITEM 1	(a)	NAME OF ISSUER Primco Management, Inc.

	(b)	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

1875 Century Park East 6th Floor, Suite #73 Century City, CA 90067

ITEM 2	(a)	NAME OF PERSON FILING : WHC Capital, LLC.

	(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

303 Merrick Road, Suite 504, Lynbrook, NY 11563

	(c)	CITIZENSHIP

Delaware – United States of America.

	(d)	TITLE OF CLASS OF SECURITIES

Common Stock

	(e)	CUSIP NUMBER

74164Q 20 8

ITEM 3		If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act
	(b)	☐	Bank as defined in section 3(a)(6) of the Act
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

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(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

If this statement is filed pursuant to Rule 13d-1(c), check this box ☐

ITEM 4	OWNERSHIP

(a)	Amount beneficially owned 40,000,000* Consists of Common stock the reporting person had the right to acquire by way of conversion.

(b)	Percent of class: 9.532%

(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 40,000,000

(ii) Shared power to vote or to direct the vote: ____________

(iii) Sole power to dispose or to direct the disposition of: 40,000,000

(iv) Shared power to dispose or to direct the disposition of: ___________

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [_]

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON N/A

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY N/A

CUSIP No. 74164Q 20 8	13G	Page 4 of 4

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP N/A

ITEM 9	NOTICE OF DISSOLUTION OF GROUP N/A

ITEM 10
CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HOLDER

/S/ Sarfraz Hajee

By: Sarfraz Hajee

Its: Officer

Date: July 24, 2013.